  EXHIBIT 99.1

FUXING CHINA GROUP LIMITED

(Company Registration No. 38973)

(Incorporated in Bermuda)

RESULTS OF SPECIAL GENERAL MEETING HELD ON 31 JULY 2025

The Board of Directors (the “Board”) of Fuxing China Group Limited (the “Company”) wishes to announce that, at the Special General Meeting (“SGM”) of the Company held at Level 4, Training Room 4-2, 60 Cecil Street, ISCA House, Singapore 049709 on Thursday, 31 July 2025 at 11.05 a.m., the resolution relating to the matter as set out in the Notice of SGM dated 16 July 2025 and put to vote at the SGM of the Company were duly passed on a poll vote.

The information, as required under Rule 704(16) of the Listing Manual of the Singapore Exchange Securities Trading Limited (“SGX-ST”), is as set out below:-

(a)	Breakdown of all valid votes cast at the SGM
The results of the poll on the resolution put to vote at the SGM of the Company are set out below:-

Resolution and Details	Total number of shares represented by votes for and against the relevant resolution	For		Against
		Number of Shares	As a percentage of total number of votes for and against the resolution (%)	Number of Shares	As a percentage of total number of votes for and against the resolution (%)
AS ORDINARY RESOLUTION
The proposed disposal of the entire equity interest held by the Company’s wholly-owned subsidiary, Jade Star Group Holdings Limited, in Jinjiang Jianxin Weaving Co., Ltd.	10,070,320	10,070,320	100.00	0	0.00

(b)	Details of parties who are required to abstain from voting on the resolution.

No party was required to abstain from voting on the resolution put to vote at the SGM.

(c)	Name of firm and/or person appointed as scrutineer.

Entrust Corporate Solutions Pte Ltd was appointed as the scrutineer for the conduct of the poll at the SGM.

BY ORDER OF THE BOARD

Hong Qing Liang

Executive Chairman

31 July 2025